                                                                  EXHIBIT 10(dd)

                        SEPARATION AND RELEASE AGREEMENT

                          Dated as of 31 December 2006

This Separation and Release Agreement (hereinafter "AGREEMENT") among Michael E. Jesanis ("EXECUTIVE"), National Grid plc and National Grid USA (together "NATIONAL GRID" and, collectively with their affiliates, the "GROUP") is reached in settlement of any and all disputes between Executive and the Group.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, the parties agree as follows:

1. Executive's employment with National Grid USA terminated as of December 31, 2006 (the "TERMINATION Date").

2. Provided Executive accepts, executes and delivers this Agreement to National Grid and provided further that Executive (and his UK legal adviser) accept, execute and deliver the Settlement and Compromise Agreement (in the form attached hereto as Exhibit 1 for which separate consideration is payable) (the "SETTLEMENT AND COMPROMISE AGREEMENT") to National Grid, National Grid USA will provide Executive with a payment in the amount of $2,598,711 (the "TERMINATION PAYMENT") plus a payment in the amount of $528,000 representing the prorated bonus in respect of the 2006-2007 fiscal year (the "2006-07 PRO RATA BONUS"), for an aggregate lump sum amount of $3,126,711 less any applicable tax withholding, in full settlement of all sums that Executive claims or may claim are due him from the Group. The Termination Payment and the 2006-07 Pro rata Bonus will be made within five days following the Effective Date (as defined in Section 23 below), or as soon as reasonably practicable thereafter (but in no event later than 10 days after the Effective Date).

3. The treatment of Executive's outstanding awards under National Grid's Executive Share Option Plan, Performance Share Plan and Deferred Share Plan (collectively, the "INCENTIVE PLANS" ) as a "good leaver" (as defined in the applicable Incentive Plans), shall be as set forth in Appendix A hereto.

4. Executive will continue to participate as an employee in National Grid USA's group health insurance plan through December 31, 2006. As of January 1, 2007 (or as soon as practicable thereafter), Executive will be provided the notice required by the Consolidated Omnibus Budget Reconciliation Act ("COBRA") as it relates to coverage continuation and Executive agrees that he will elect eighteen months of COBRA coverage for himself and his eligible dependents. In addition, following the Termination Date, Executive will be entitled to reimbursement for outplacement assistance up to a maximum of $50,000; financial services advice for 2006 and 2007 through the standard Senior Executive AYCO package currently offered by National Grid USA; and reimbursement of reasonable legal fees in connection with negotiating this Agreement, the Settlement and Compromise Agreement and the Consulting Agreement (in the form attached hereto as Exhibit 2) up to a maximum of $30,000. (Your attorney's invoice for legal fees should be submitted to the attention of James Warnot, Esq., Linklaters, 1345 Avenue of the Americas, New York, NY 10105.) Executive has accrued vested benefits under the National Grid USA Companies' Executive Supplemental Retirement Plan ("SUPPLEMENTAL RETIREMENT PLAN"), the National Grid USA Companies' Deferred Compensation Plan ("DEFERRED COMPENSATION PLAN"), various tax-qualified pension, profit sharing and 401(k) plans maintained by National Grid USA (collectively, "TAX-QUALIFIED RETIREMENT PLANS"), the National Grid USA retiree health plan ("RETIREE HEALTH PLAN"), and the Life Insurance Program for Michael
      E. Jesanis ("LIFE INSURANCE PROGRAM"), which benefits shall be paid in accordance with the terms and conditions of such plans and program (as such plans and program may be amended from time to time in accordance with the terms thereof). The Group confirms that in the event that Executive were to die after the Termination Date but prior to the first day of the month following the date on which he would have attained age 55, his legal spouse at the time of death will receive a monthly benefit from National Grid USA for her lifetime in the amount of $22,726.27 commencing on the first day of the month following the date on which Executive would have attained age 55, but offset by any benefit payable to her as a result of such death under the terms of the Supplemental Retirement Plan. In addition, National Grid USA confirms that after the Termination Date it will recommence premium contributions under the Life Insurance Program in accordance with the terms thereof and, after due consultation with the insurance carrier, will pay future premiums as necessary to fund the Target Benefit (as defined therein), consistent with applicable law. All amounts payable hereunder are subject to applicable tax withholdings.

5. The parties acknowledge that Executive previously resigned, effective as of the Termination Date, from all Board of Directors positions (including Board committee positions) he has with National Grid plc and certain other members of the Group. Effective as of the Termination Date, Executive hereby irrevocably resigns from (1) all Board of Directors positions (including Board committee positions) he has with National Grid USA, National Grid USA Service Company, Inc. and any other member of the Group with respect to which he has not already resigned, and (2) all fiduciary positions (including as trustee) he holds with respect to any pension plans or trusts established by any member of the Group. Executive agrees that this Agreement will serve as his written notice of resignation and that he will execute any documents necessary to formalize or carry out such resignations.

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

6. Except as set forth in Section 8 below, Executive knowingly and voluntarily waives, terminates, cancels, releases and discharges forever any and all actions, causes of action, claims, allegations or rights (collectively, "CLAIMS") he (or his heirs, executors, administrators, successors, assigns and legal representatives) may have or may yet have against National Grid plc, National Grid USA and their respective affiliates, subsidiaries, successors, assigns, and its and their current and former officers, directors, trustees, agents, representatives, attorneys, fiduciaries, managers and employees (the "RELEASED PARTIES"), whether known or unknown, based upon any matter, cause or thing occurring at any time before and including the Effective Date.

7. Subject to Sections 8 and 10 below, section 6 above includes, but is not limited to, (1) all Claims under federal, state or local law or the national or local law of any other country (statutory or decisional) for breach of contract, for tort, for wrongful or abusive or unfair discharge or dismissal, for impairment of economic opportunity or for defamation, for intentional infliction of emotional distress, or for discrimination based upon race, color, ethnicity, sex, age, national origin, religion, disability, sexual orientation or any other unlawful criterion or circumstance; (2) Claims for compensation, bonuses or benefits; (3) Claims under any service agreement, severance program, compensation or benefit plan or arrangement maintained by the Group; (4) Claims for sexual harassment; (4) Claims related to whistleblowing; (5) Claims for punitive or exemplary damages; (6) Claims for violations of any of the following laws (as amended): the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1991, the Employee Retirement Income Security Act of 1974, the Worker Adjustment Retraining and Notification Act, the Family Medical Leave Act, Massachusetts General Laws c. 151B; Claims of unfair dismissal pursuant to Part X of the UK Employment Rights Act 1996; Claims pursuant to Part II of the UK Employment Rights Act 1996 that an unauthorized deduction from wages has been made; Claims of race discrimination pursuant to Parts I and II of the UK Race Relations Act 1976; Claims of age discrimination pursuant to parts I and II of the UK Employment Equality (Age) Regulations 2006; Claims that Executive has been subjected to a detriment having made a protected disclosure, in contravention of the UK Employment Rights Act 1996; and (7) Claims for violations of any other applicable employment statute or law. In addition, the Executive waives any and all rights under the laws of any jurisdiction in the United States, England and Wales, the European Union or any other country, that limit a general release to those Claims that are known or suspected to exist in his favor as of the date of this Agreement.

8. Notwithstanding anything contained in Section 2 to the contrary, Executive does not release the following Claims: Claims that arise after the Effective Date of this Agreement (but any Claims for acts or omissions that occurred before the Effective Date are released); Claims to outstanding awards in accordance with the terms of the Incentive Plans and Appendix A hereto; Claims to benefits under the Supplemental Retirement Plan and the Deferred Compensation Plan; Claims to benefits under the Tax-Qualified Retirement Plans; Claims to benefits under the Life Insurance Program; Claims to benefits or coverages under the Retiree Health Plan; Claims relating to indemnification under Section 19.1.2 of the Service Agreement dated 8 July 2004 between Executive and National Grid ("SERVICE AGREEMENT"); and Claims to enforce National Grid's obligations under this Agreement, the Settlement and Compromise Agreement, or the Consulting Agreement (collectively, "SECTION 8 CLAIMS").

9. Executive represents and warrants that as of the date of his execution of this Agreement he has no actual knowledge (determined without inquiry, investigation, or due diligence) of any violation by himself or the Group of any applicable law or regulation or threatened litigation against the Group, that in either case (whether individually or in the aggregate) would be reasonably likely to have a material adverse effect upon the business or reputation of the Group and that is not known by a member of the board of directors, senior executive or in-house legal counsel of the Group. Executive represents and warrants that he has not filed any civil action, suit, arbitration, administrative charge, or legal proceeding against any Released Party, that he has not assigned, pledged, or hypothecated any Claim to any person and that no other person has an interest in the Claims that he is releasing in this Agreement. Executive agrees that if any person or entity files or causes to be filed any civil action, suit, arbitration or other legal proceeding seeking equitable or monetary relief concerning any Claim released in this Agreement, he will not seek or accept any personal relief from or as a result of the action, suit, arbitration or proceeding. For the avoidance of doubt, this Agreement is not intended to restrict Executive's right to participate in an Equal Employment Opportunity Commission investigation or proceeding, but Executive hereby waives any and all rights to monetary damages in connection with any such investigation or proceeding.

10. The Service Agreement terminated on the Termination Date, provided, however, that Executive's obligations under Section 10 (Intellectual Property Rights), Section 13 (Protection of Interests of the Group), and
      Section 18 (Data Protection Act 1998) of the Service Agreement and the Group's obligations under Section 7.7 (relating to Section 4999 of the Internal Revenue Code of 1986, as amended ("CODE")), and Section 19.1.2 (Third Party Claims) of the Service Agreement is incorporated herein by reference and will survive termination of Executive's employment and the Service Agreement. The "Restricted Period" will be the period beginning on January 1, 2007 and ending on June 30, 2007. In addition, Executive agrees that he will not be employed by, or provide professional or consultancy services to, any regulatory body, state or federal, that regulates a member of the Group, nor appear before any such body (unless instructed to do so (i) by that body, and in such case will give National Grid prompt notice of such instruction or (ii) by National Grid pursuant to the Consulting Agreement), until the earlier of December 31, 2007 and the completion date of the KeySpan acquisition by National Grid.

11. Executive understands and agrees that, in the course of his employment with National Grid, Executive has acquired confidential business information and trade secrets concerning business, financial, technical and other information and material pertaining to the Group, including the Group's operations, processes, technology, contracts, personnel, advertiser and customer lists, future plans and methods of doing business, which are the property of National Grid and which involve the Group and the Group's employees, which information Executive understands and agrees would be extremely damaging to the Group if disclosed to a competitor or a third party (collectively, "CONFIDENTIAL INFORMATION"). Executive understands and agrees that such Confidential Information has been divulged to him in confidence, and Executive agrees to forever keep such Confidential Information secret and confidential, and that Executive shall not communicate or disclose to any third party, or use for his own account, without prior written consent of National Grid, any of the aforementioned Confidential Information. The restrictions set forth in this Section 11 will not, however, apply to Confidential Information which
      (i) becomes public other than through unauthorized disclosure by Executive, (ii) is lawfully and in good-faith made available to Executive outside the scope of his employment by a third party who did not derive it from the Group, and who imposes no obligation of confidence on Executive,
      (iii) was already known by him at the time it was disclosed to him, or
      (iv) is required to be disclosed by a governmental authority, regulatory body, or by order or subpoena of a court of competent jurisdiction, provided that prior to such disclosure, except as otherwise prohibited by law, Executive shall give National Grid reasonable advance notice and an opportunity to take adequate measures to preserve the confidential nature of the information sought by such authority, body or court. In view of the nature of Executive's employment and the information and trade secrets which he has received during the course of his employment, Executive likewise agrees that the Group would be irreparably harmed by any violation, or threatened violation, of the prohibited disclosure of trade secrets and that, therefore, National Grid shall be entitled to an injunction prohibiting Executive from any violation or threatened violation of such disclosure restrictions.

12. Executive will not make any public statement (including instigating or participating in the making of any public statement) that would libel, slander, or disparage (whether or not the disparagement legally constitutes libel or slander) any member of the Group or any of their respective past or present officers, directors, or employees. The Group shall not authorize the making of, and the Group shall use all reasonable efforts to cause the members of the boards of directors and senior executives of each Group member not to make, any public statement (including instigating or participating in the making of any public statement) that would libel, slander, or disparage (whether or not the disparagement legally constitutes libel or slander) Executive. Unless otherwise authorized in writing by Executive, in response to reference inquiries from prospective employers of Executive, National Grid agrees to provide only dates of employment and position held. Executive and National Grid have decided to part ways on agreed terms and shall so state publicly if requested to comment upon Executive's separation from service. Notwithstanding the foregoing, National Grid shall be permitted to respond to any regulatory, stock exchange or investor queries for additional information regarding Executive's employment or separation, if National Grid determines in good faith that such response is necessary or appropriate, provided that prior to such disclosure, to the extent reasonably practicable, National Grid shall (except as otherwise prohibited by law) give Executive reasonable advance notice of the additional information that National Grid intends to disclose .

13. To the extent any payments under this Agreement, the Settlement and Compromise Agreement, or the Consulting Agreement of even date herewith are found to be subject to Section 409A of the Code, Executive agrees to indemnify and hold harmless the Released Parties against all judgments, damages, costs, penalties or losses of any kind (including but not limited to reasonable attorneys' and experts' fees and interest) that may be imposed upon the Released Parties in connection with such payments on any Released Party by the Internal Revenue Service, another taxing authority or a court of competent jurisdiction, pursuant to or in connection with
      Section 409A and the applicable guidance thereunder. For the avoidance of doubt, Executive confirms that he will not assert any Claim pursuant to or in connection with Section 409A against the Group.

14. Prior to the Termination Date, Executive agrees to return to National Grid USA all Group documents (whether in hard copy or soft copy), and other materials (including office keys or access cards, company provided credit cards, laptop, etc.), that Executive received or obtained from the Group during the course of his employment with the Group or that otherwise belong to the Group. Executive will not retain any hard or soft copies of any materials or other information that belongs to the Group.

15. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MASSACHUSETTS APPLICABLE TO CONTRACTS BETWEEN MASSACHUSETTS RESIDENTS MADE AND TO BE PERFORMED IN MASSACHUSETTS.

16. Executive agrees to arbitrate any and all disputes, Claims, or controversies relating to or arising out of this Agreement before a single arbitrator (the "ARBITRATION"). The Arbitration shall be submitted to the American Arbitration Association for binding arbitration in accordance with the AAA Employment Arbitration Rules and Mediation Procedures. The location of the Arbitration shall be the City of Boston in the State of Massachusetts, and the Arbitration shall proceed in English. Notwithstanding the foregoing, the parties acknowledge and agree that they will have no adequate remedy at law for any breach or alleged breach of
      Section 10, Section 11 or Section 12 of this Agreement and that each party shall be entitled to seek injunctive relief in court, in addition to any other remedies available at law or hereunder, in connection with any breach or alleged breach by another party of its obligations under Section 10, Section 11 or Section 12 of this Agreement. For the purposes of any suit, action or proceeding involving a right to injunctive relief, the parties each hereby submit to the jurisdiction of federal and state courts sitting in the City of Boston in the State of Massachusetts, and they each further agree that such courts shall have exclusive jurisdiction over any suit, action or proceeding involving a right to injunctive relief. To the extent permitted by law, Executive and the Group waive any and all rights to a jury trial with respect to any matter.

17. This Agreement, together with the Settlement and Compromise Agreement and the Consulting Agreement, sets forth the entire agreement between Executive and the Group and supersedes any and all prior oral or written agreements and representations between them.

18. The Agreement may not be altered, amended or modified except by a further writing signed by Executive and National Grid. No failure or delay by Executive or National Grid to exercise any right or remedy under the Agreement will operate as a waiver, and no partial exercise of any right or remedy will preclude any further exercise.

19. If any of the provisions, terms or clauses of the Agreement are declared illegal, unenforceable or ineffective in a legal forum, those provisions, terms and clauses shall be deemed severable, such that all other provisions, terms and clauses of the Agreement shall remain valid and binding upon all parties.

20. Executive represents and warrants that: (i) he has read and, following consultation with counsel, fully understands the terms of the Agreement and that the payments, benefits, and covenants described above constitute sufficient consideration for this Agreement; (ii) he has the requisite power and authority to enter into this Agreement; (iii) his signature is binding on him and on his successors, assigns, and any other person claiming rights on his behalf; and (iv) that he was given a period of not fewer than 21 days to consider the terms of the Agreement and to consult with an attorney of his choice with respect thereto. His signature below indicates that he entered into the Agreement freely, knowingly and voluntarily with a full understanding of its terms and the resultant waiver and release of all Claims he may have against National Grid, and that the waiver and release creates a total and unlimited release of all Claims, whether known or unknown, that he may have against National Grid existing as of the date of the Agreement, except as set forth in Section 8 of the Agreement. Executive further acknowledges that he has not relied on any representations or statements not set forth in the Agreement.

21. It is understood and agreed that this Agreement does not constitute and is not to be inferred or construed as an admission (express or implied) by National Grid of any violation of any legal, equitable or contractual obligation owed to Executive.

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

22. Executive and National Grid agree that neither of them shall disclose the existence or terms of this Agreement to any person or entity other than the parties' counsel, auditors, accountants, insurers, financial advisors, family members; or as required by law, the applicable rules (including listing rules) of any stock exchange on which the Group's shares are traded, if necessary or appropriate in the context of the Group's investor relations or the applicable rules of any governmental authority or regulatory body; or as necessary to administer or enforce this Agreement. It is Executive and National Grid's intention that this Agreement not be construed more strictly with regard to either party. This Agreement may be executed in counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

23. This Agreement may be revoked by Executive within the 7-day period commencing on the date that he signs this Agreement (the "REVOCATION PERIOD"). In the event of such revocation by Executive, all obligations of the parties under this Agreement shall terminate and be other no further effect as of the date of such revocation. No such revocation by Executive shall be effective unless it is signed and in writing and received by National Grid prior to the expiration of the Revocation Period. The EFFECTIVE DATE shall be the next business day following the expiration of the Revocation Period.

                            [Signature Page Follows]

By signing the Agreement below, the parties indicated hereunder agree to and accept the provisions contained herein.

Dated: January 17, 2007

                                       /s/ Michael E. Jesanis
                                       ----------------------------------------
                                       Michael E. Jesanis

                                       NATIONAL GRID PLC

                                       By: /s/ Michael Westcott

                                       Name:  Michael Westcott

                                       Title: Group H.R. Director

                                       NATIONAL GRID USA

                                       By: /s/ Ruth Bramson
                                           ------------------------------------
                                       Name:  Ruth Bramson

                                       Title: Senior V.P.

                                   APPENDIX A

                           AWARD DATE      AWARD                               TREATMENT IN CONNECTION WITH
SHARE PLAN                  DD/MM/YY       DETAILS          STATUS             TERMINATION OF EMPLOYMENT
----------                  --------       -------          ------             -------------------------
Performance Share Plan   8/6/2004          19,987 ADSs       Performance        Award lapses.
                                                             criteria not
                                                             met as at 31
                                                             December 2006.

Performance Share Plan   28/6/2005         21,634 ADSs       TSR performance    Executive to receive 5,408 ADSs due
                                                             partially met      to satisfaction of EPS measurement
                                                             (60.3% vesting)    as at 31 March 2006.
                                                             as at 31
                                                             December 2006
                                                             and  EPS           Executive to  receive a further
                                                             measure met for    3,261ADSs in respect of the TSR
                                                             1st year.          component,  measured as at 31
                                                                                December 2006.

                                                                                Awards remain subject to the
                                                                                applicable plan rules.

Performance Share Plan   27/6/2006         20,435 ADSs       TSR performance    Executive to receive 1,702 ADSs in
                                                             measure fully      respect of the TSR component,
                                                             met as at          measured as at 31 December 2006.
                                                             December 2006.     Executive may receive a further
                                                             EPS will not be    1,703 ADSs in respect of the EPS
                                                             measured until     component, the performance against
                                                             March 2007.        which is not known at this time, but
                                                                                will be measured as at 31 March 2007.

                                                                                Awards remain subject to the
                                                                                applicable plan rules.

Deferred Share Plan      15/6/2006         6,203 ADSs        No performance     Executive receives 6,203 ADSs.
                                                             criteria.

                                                                                Awards remain subject to the
                                                                                applicable plan rules.

NOTE: The Plans are subject to Section 409A; accordingly, delivery of the awards will be subject to the 6-month delay imposed by Section 409A.

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